UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 22)*

THE DIXIE GROUP, INC.
(Name of Issuer)

Common Stock, Par Value $3.00 Per Share (Title of Class of Securities)

255579-10-4
(CUSIP Number)

John F. Henry,Jr. Miller & Martin
LLP
1000 Volunteer Building, 832 Georgia Avenue
Chattanooga, TN 37402
423-756-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**See Explanatory Note that precedes Item 1.

SCHEDULE 13D

CUSIP NO. 255579-10-4		Page 2 of 15 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel K. Frierson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) [PF, 00]
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,379,850(1)
	8	SHARED VOTING POWER 31,853(1)
	9	SOLE DISPOSITIVE POWER 800,200(1)
	10	SHARED DISPOSITIVE POWER 611,503(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,411,703(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.89%
14		IN

(1) See Item 5 below, and see also, Exhibit A and Exhibit 99.1

SCHEDULE 13D

CUSIP NO. 255579-10-4		Page 3 of 15 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel K. Frierson, Jr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) [PF, 00]
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,165(1)
	8	SHARED VOTING POWER 411,009(1)
	9	SOLE DISPOSITIVE POWER 14,165(1)
	10	SHARED DISPOSITIVE POWER 411,009(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,174
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.73%
14		TYPE OF REPORTING PERSON IN

(1)    See Item 5, below and see Exhibit A and Exhibit 99.1. Includes 411,009 shares of Class B Common Stock (158,972 vested and 252,037 unvested) which were held subject to the Shareholders Agreement (Exhibit 99.1), and 14,165 shares of Common Stock held outright (0 vested, 11,864 unvested, and 2,301 401(k)) that were not subject to the Shareholders Agreement. For purposes of Daniel Kennedy Frierson Jr.'s report, he may be deemed to share voting and dispositive power with respect to all shares of Class B Common Stock that he held subject to the Shareholders Agreement; he may be deemed to have voting and dispositive power with respect to all shares of common stock held by him that were not subject to the Shareholders' Agreement. As of the date hereof, the Agreement has not been formally renewed; however, the parties to the Shareholders' Agreement have expressed the intention to vote such shares formerly subject to the Agreement as a group so long as such shares remain shares of Class B stock.

SCHEDULE 13D

CUSIP NO. 255579-10-4		Page 4 of 15 Pages
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joan H. Frierson, Individually and in her capacity as trustee for Crocker F. Barker; Alice Kennedy Brown; Frierson L. Brown; Bennett P. Brown; Madeleine C. Frierson; and Parker E. Frierson

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) [PF, 00]
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,953(1)
	8	SHARED VOTING POWER 143,099(1)
	9	SOLE DISPOSITIVE POWER 9,953(1)
	10	SHARED DISPOSITIVE POWER 143,099(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,052
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .01%
14		TYPE OF REPORTING PERSON IN/00

(1)     See Item 5 below, and see also, Exhibit A and Exhibit 99.1. Includes 58,173 shares (9,953 Common and 48,220 Class B Common held as trustee for certain grandchildren) and 94,879 shares of Class B Common Stock held outright. No shares of Common were subject to the Shareholders Agreement.

SCHEDULE 13D

CUSIP NO. 255579-10-4		Page 5 of 15 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emily F. Brown
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) [PF, 00]
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,635(1)
	8	SHARED VOTING POWER 25,542(1)
	9	SOLE DISPOSITIVE POWER 7,635(1)
	10	SHARED DISPOSITIVE POWER 25,542(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,177
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .002%
14		TYPE OF REPORTING PERSON IN

(1)     See Item 5, below, and see Exhibit A and Exhibit 99.1. Includes 33,177 shares (7,635 shares of Common Stock and 25,542 shares of Class B Common Stock) held outright. No shares of Common Stock were subject to the Shareholder’s Agreement.

EXPLANATORY NOTE:

This Amendment No. 22 to the Schedule 13D filed by Daniel K. Frierson with respect to holdings and transactions in the Common Stock, par value $3.00 per share (the “Common Stock”) and the Class B Common Stock par value $3.00 per share (the “Class B Common Stock”), of The Dixie Group, Inc., a Tennessee corporation (the “Issuer”), amends and supplements Amendment No. 21 to such Schedule 13D, filed by Daniel K. Frierson with the Securities and Exchange Commission on July 11, 2023, and is being filed to update the reported beneficial ownership of Mr. Frierson and the reporting persons as of the date hereof.

Item 1.    Security and Issuer.

No Change.

Item 2.    Identity and Background.

No Change.

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable for purposes of this Amendment No. 22.

Item 4.    Purpose of Transaction.

The Shareholder’s Agreement set forth as Exhibit 99.1 to this report (the Agreement) has not been amended to extend the effective date thereof beyond its original date of expiration. Nevertheless, the parties to the Shareholders' Agreement have expressed the intention to vote such shares as were formerly subject to this Agreement as a group. Accordingly, the reporting persons may be deemed to be a group for purposes of Section 13(d) of the Act and for purposes of reporting holdings of the Common Stock of The Dixie Group, Inc. pursuant to Section 13(d). The Agreement described in Exhibit A and set forth as Exhibit 99.1 was entered into for the purpose of granting to Daniel K. Frierson the right to vote shares of Class B Common Stock held subject to the Agreement for the term thereof or until such shares of Class B Common Stock are converted to shares of Common Stock (and would no longer be subject to the Agreement). As of the date hereof, the reporting persons have no plans or proposals which relate to or would result in any of the matters enumerated in the instructions to Item 4 of the Schedule 13D, or any action similar thereto.

Item 5.    Interest in Securities of the Issuer.

The information set forth under Item 5(a) is hereby amended and restated in its entirety as follows:

As of the date hereof, Mr. Frierson may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 1,411,703 shares of Common Stock1 constituting approximately 8.89% of the 14,624,574 shares of Common Stock deemed to be outstanding as of March 18, 2024. 1,2,3

The information set forth under Item 5(b) is hereby amended and restated in its entirety as follows:

1 Represents all shares of Common Stock and Class B Common Stock (convertible into shares of Common Stock on a share for share basis) held by the reporting persons and includes: (i) 84,299 shares of restricted stock which have not vested, issued as shares of Common Stock, and as to which Mr. Frierson has sole voting and may be deemed to have sole investment power; (ii) 3,567 shares of Common Stock held by Mr. Frierson in an Individual Retirement Account, as to which he may be deemed to have sole voting and sole investment power; (iii) 796 shares of Common Stock held by Mr. Frierson in a 401K plan, as to which he may be deemed to have sole voting and sole investment power; (iv) 41,886 shares of Common Stock owned outright; (v) an aggregate of 31,853 shares of Common Stock owned by certain children of Daniel K. Frierson, and his grandchildren (those holding Class B Common Stock formerly subject to the Shareholders Agreement (referred to herein) as to which he may be deemed to share voting and investment power; and (vi) 1,249,302 shares of Class B Common Stock, held as described in Footnote 3 below. All such shares of Class B Common Stock were held subject to a shareholder’s agreement by and among Mr. Frierson, his wife (individually, and as trustee), his son, Daniel Kennedy Frierson, Jr. and a daughter, Emily F. Brown, pursuant to which Mr. Frierson had been granted a proxy to vote such shares, so long as such shares remain shares of Class B Common Stock. Such agreement is described below and attached hereto as Exhibit 99.1. As of the date hereof, the Agreement has not formally been renewed; however, the parties to the Shareholders' Agreement have expressed the intention to vote such shares as a group so long as such shares remain shares of Class B Common Stock. For purposes of this report, Mr. Frierson may be deemed to have sole voting and shared investment power with respect to all shares of Common Stock (not owned outright by him) that would result from the conversion of the Class B shares of Common Stock. Mr. Frierson expressly disclaims beneficial ownership of the shares of Common Stock so held and disclaims beneficial ownership of the shares of Common Stock that would result from the conversion of the shares of Class B Common Stock. For purposes of this report, Mr. Frierson may be deemed to have sole voting power and sole investment power with respect to all shares of Common Stock that would result from the Conversion of the Class B Common Stock that he holds outright and as unvested restricted stock, as well as shares of Class B Common Stock held by him as trustee of the Rowena K. Frierson Charitable Remainder Unitrust.

2 1,249,302 shares of Common Stock are added to the 14,624,574 shares of Common Stock reported as outstanding as of March 18, 2024, to reflect the deemed conversion of the 1,249,302 shares of Class B Common Stock, which are held as described in Footnote 3 below.

3 Of the 1,249,302 shares of Class B Common Stock that may be deemed to be converted to Common Stock, 76,796 of such shares represent restricted stock awards to Mr. Frierson which have been issued as shares of Class B Common Stock, but have not vested. Such shares of Class B Common Stock are convertible, on a share-for-share basis, to shares of Common Stock upon vesting of the underlying award. The remaining 1,172,506 shares of Class B Common Stock are convertible on a share-for-share basis into shares of Common Stock and are held as follows: (i) 587,370 shares of Class B Common Stock are held directly by Mr. Frierson; (ii) an aggregate of 484,771 shares of Class B Common Stock are held by certain of his children, (including Daniel Kennedy Frierson, Jr., his son, and a daughter, Emily F. Brown) and his grandchildren; (iii) 94,879 shares of Class B Common Stock are held by his wife; and (iv) 5,486 shares of Class B Common Stock held by him as trustee. For purposes of this report, unvested restricted stock awards issued as shares of Class B Common Stock may be deemed to be immediately convertible on a share-for-share basis into shares of Common Stock.

Mr. Frierson may be deemed to have the sole power to vote 1,379,850 of the shares of Common Stock for which beneficial ownership is reported. 4
Mr. Frierson may be deemed to have the sole power to dispose of 800,200 shares of Common Stock. 5

************
Mr. Frierson may be deemed to share the power to vote with respect to 31,853 shares of Common Stock, held by his son, Daniel Kennedy Frierson, Jr., and a daughter, Emily F. Brown, and certain of his grandchildren. He expressly disclaims beneficial ownership of such shares.

Mr. Frierson may be deemed to share the power of disposition with respect to 611,503 shares of Common Stock for which beneficial ownership is reported, including (i) 31,853 shares of Common Stock held by certain of his children, and grandchildren; and (ii) the deemed conversion of 484,771 shares of Class B Common Stock, held by certain of his children, and grandchildren, which are convertible on a share-for-share basis into shares of Common Stock, as noted herein, and 94,879 shares of Class B Common Stock, held by his wife.

The 31,853 shares of Common Stock as to which Mr. Frierson may be deemed to share voting and investment power are held by certain of his children (Daniel Kennedy Frierson, Jr. and Emily F. Brown) and grandchildren. Their address for purposes of this filing is 475 Reed Road, P.O. Box 2007, Dalton, GA 30722-2007.

None of the aforementioned individuals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All of the aforementioned individuals are citizens of the United States of America.

Item 6.    Material to Be Filed as Exhibits.

Exhibit A - description of Shareholders Agreement Exhibit B - Joint Filing Agreement
    Exhibit 99.1 - Shareholders’ Agreement, dated November 6, 2015, as amended, July 11, 2016.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2024
/s/ DANIEL K. FRIERSON
Daniel K. Frierson
4 Consists of (i) 1,249,302 shares of Class B Common Stock that may be deemed to be converted to Common Stock; and (ii) 130,548 shares of Common Stock held as described in Note 1.

5 Consists of (i) 84,299 shares of restricted stock awards to Mr. Frierson which have not vested, issued as shares of Common Stock; (ii) 3,567 shares of Common Stock held by Mr. Frierson in an Individual Retirement account; (iii) 796 shares of Common Stock held in a 401K plan; (iv) 41,886 shares of Common Stock held outright; (v) 587,370 shares of Class B Common Stock held directly by Mr. Frierson and convertible on a share-for-share basis into Common Stock; (vi) 5,486 shares of Class B Common Stock held by him as trustee and convertible into Common Stock on a share-for-share basis; and (vii) 76,796 shares of restricted stock which have not vested.